SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                            Flamel Technologies S.A.
                          ----------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                    ----------------------------------------
                         (Title of Class of Securities)

                                   338488 10 9
                                   -----------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 6, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 19 Pages

CUSIP No. 0338488 10 9                  13D                   Page 2 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta Partners
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      California
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         4,050,000
Beneficially Owned                                                See Footnote 1
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power    4,050,000
                                                                  See Footnote 1

                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,050,000  Please See Footnote 1
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms for exercising the warrants
(BSA).

CUSIP No. 0338488 10 9                  13D                   Page 3 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta BioPharma Partners, L.P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         2,517,428
Beneficially Owned                                                See Footnote 2
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power    2,517,428
                                                                  See Footnote 2

                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,517,428  See Footnote 2
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.7%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 2: Includes 1,165,474 shares of ordinary shares and Warrants to purchase 652,666 shares of Class A (BSA) and 699,288 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms for exercising the warrants (BSA).

CUSIP No. 0338488 10 9                  13D                   Page 4 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta Embarcadero BioPharma, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      California
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power            94,887
Beneficially Owned                                                See Footnote 3
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power       94,887
                                                                  See Footnote 3

                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  94,887  See Footnote 3
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .5%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 3: Includes 43,929 shares of ordinary shares and Warrants to purchase 24,600 shares of Class A (BSA) and 26,358 shares of Class B (BSA) or Class C
(BSA). See Exhibits E and F for terms for exercising the warrants (BSA).

CUSIP No. 0338488 10 9                  13D                   Page 5 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Flamel Chase Partners (Alta Bio), LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         1,437,685
Beneficially Owned                                                See Footnote 4
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power    1,437,685
                                                                  See Footnote 4

                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,437,685  See Footnote 4
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.2%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 4: Includes 665,597 shares of ordinary shares and Warrants to purchase 372,734 shares of Class A (BSA) and 399,354 shares of Class B (BSA) or Class C
(BSA). See Exhibits E and F for terms of exercising the warrants (BSA).

CUSIP No. 0338488 10 9                  13D                   Page 6 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta BioPharma Management, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         2,517,428
Beneficially Owned                                                See Footnote 5
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power    2,517,428


                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,517,428  See Footnote 5
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  12.7%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 5: Includes 1,165,474 shares of ordinary shares and Warrants to purchase 652,666 shares of Class A (BSA) and 699,288 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants (BSA).

CUSIP No. 0338488 10 9                  13D                   Page 7 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta/Chase BioPharma Management, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b))X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         1,437,685
Beneficially Owned                                                See Footnote 6
By Each Reporting
Person With                        (8)      Shared Voting Power      -0-


                                   (9)      Sole Dispositive Power    1,437,685
                                                                  See Footnote 6

                                   (10)     Shared Dispositive Power -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,437,685  See Footnote 6
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.2%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 6: Includes 665,597 shares of ordinary shares and Warrants to purchase 372,734 shares of Class A (BSA) and 399,354 shares of Class B (BSA) or Class C
(BSA). See Exhibits E and F for terms of exercising the warrants (BSA).

CUSIP No. 0338488 10 9                  13D                   Page 8 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         1
Beneficially Owned                                               See Footnote 7a
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 7

                                   (9)      Sole Dispositive Power    1
                                                                 See Footnote 7a

                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 7

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,050,001  See Footnote 7 and 8
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 7: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA).

Footnote 7a: In addition Jean Deleage owns 1 share of Flamel Ordinary Shares. According to French law each director on the Company board must own 1 share of the company's stock.

CUSIP No. 0338488 10 9                  13D                   Page 9 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         1,000
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 8

                                   (9)      Sole Dispositive Power    1,000


                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 8

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,051,000  See Footnote 8
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 8: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA). In addition, Mr. Gruener owns 1,000 shares in his BEDCO Pension and Profit Sharing.

CUSIP No. 0338488 10 9                  13D                  Page 10 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Daniel Janney
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 9

                                   (9)      Sole Dispositive Power    -0-


                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 9

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,050,000  See Footnote 9
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 9: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA).

CUSIP No. 0338488 10 9                  13D                  Page 11 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alix Marduel
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 10

                                   (9)      Sole Dispositive Power    -0-


                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 10

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,050,000  See Footnote 10
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 10: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA).

CUSIP No. 0338488 10 9                  13D                  Page 12 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         1,000
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 11

                                   (9)      Sole Dispositive Power    1,000


                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 11

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,051,000  See Footnote 11
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 11: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA). In addition Mr. Nohra owns 1,000 shares in his BEDCO Pension and Profit Sharing.

CUSIP No. 0338488 10 9                  13D                  Page 13 of 19 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Marino Polestra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a):
                                                                       (b)X
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                   (7)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting
Person With                        (8)      Shared Voting Power       4,050,000
                                                                 See Footnote 12

                                   (9)      Sole Dispositive Power    -0-


                                   (10)     Shared Dispositive Power  4,050,000
                                                                 See Footnote 12

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  4,050,000  See Footnote 12
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.4%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 12: Includes 1,875,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants
(BSA).

Item 1. Security and Issuer.

                  This Statement on Schedule D relates to the Ordinary Shares, $0.080 French franc par value per share (the "Shares"), of Flamel S.A., a French Societe Anonyme organized under the laws of The Republic of France (the "Company"). The principal executive offices of the Company are located at Parc Club Du Moulin a Vent, 33, avenue de Dr. Georges Levy, Venissieux, Cedex 69693, France.

Item 2. Identity and Background.

                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Flamel Chase Partners (Alta Bio), LLC, a Delaware LLC ("Flamel Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing member of Flamel Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Flamel Chase Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix
Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Flamel Chase Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Flamel Chase Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Flamel Chase Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.

                  (g) Jean Deleage, a Director of Flamel Technologies through a relationship with Burr, Egan, Deleage & Co., a separate reporting entity, is and expects to continue as a Director of Flamel Technologies representing both Alta Partners and Burr, Egan, Deleage & Co. Mr. Jean Deleage, is Vice President of Burr, Egan, Deleage & Co. and a general partner of Alta IV Management Partners, L.P. (which is the general partner of Alta IV Limited Partnership, L.P.). As a general partner of the fund, he may be deemed to share voting and investment powers for the shares held by the fund. Mr. Deleage owns one share of Common Stock of Flamel Technologies stock. He disclaims beneficial ownership of all such shares held by all of the funds affiliated with Burr, Egan, Deleage & Co. except to the extent of his proportionate pecuniary interests therein.

Item 3. Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Alta BioPharma to acquire the 2,517,428 shares (13)of Ordinary Shares reported in Item 5(a) was $4,493,445.17(13a), the total amount of funds required by Embarcadero LLC to acquire the 94,887(14) shares of Ordinary Shares reported in Item 5(a) was $169,366.95(14a) and the total amount of funds required by Flamel Chase Alta Bio to acquire the 1,437,685(15) shares of Ordinary Shares reported in Item 5(a) was $2,566,186.53(15a). Such funds were provided by each entity's capital available for investment.

Item 4. Purpose of Transaction.

                  Alta BioPharma, Embarcadero LLC, and Flamel Chase Alta Bio acquired the Ordinary Shares reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Ordinary Shares, dispose of all or a portion of the Ordinary Shares that it holds, or cease buying or selling Ordinary Shares. Any such additional purchases or sales of the Ordinary Shares may be in open market or privately negotiated transactions or otherwise.

                  On April 6, 2000, Alta BioPharma, Embarcadero LLC and Flamel Chase Alta Bio entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") dated February 29, 2000, with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Flamel Chase Alta Bio acquired, for an aggregate purchase price of $7,228,998.65(16), a total of 1,875,000 shares of Ordinary Shares and Warrants to

--------

(13) Includes 1,165,474 shares of Ordinary Stock and Warrants to purchase 652,666 shares of Class A (BSA) and 699,288 shares of Class B (BSA) or Class C
(BSA).  See  Exhibits E and F for terms of  exercising  warrants.

(13a) Includes warrant cost of $3,032.68.

(14) Includes 43,929 shares of Ordinary Stock and Warrants to purchase 24,600 shares of Class A (BSA) and 26,358 share of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of the exercising warrants.

(14a) Includes warrant cost of $114.31.

(15) Includes 665,597 shares of Ordinary Stock and Warrants for 372,734 shares of Class A (BSA) and 399,354 shares of Class B (BSA) or Class C (BSA). See Exhibits E and F for terms of exercising the warrants.

(15a) Includes warrant cost of $1,731.93.

(16) Includes warrant costs of $4,878.92.

purchase 1,050,000 shares of Class A (BSA) and 1,125,000 shares of Class B (BSA) or Class C (BSA)(17). The entities also entered into a Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer.

                  (a) Alta BioPharma is the direct beneficial owner of 2,517,428 shares(18) or approximately 12.7% of the shares deemed outstanding by the Company (19,878,215(19)) as of April 6, 2000. Flamel Chase Alta Bio is the direct beneficial owner of 1,437,685(20) shares of Ordinary Shares or approximately 7.2% of the shares deemed outstanding by the Company (19,878,215) as of April 6, 2000. Embarcadero LLC is the direct beneficial owner of 94,887(21) shares of Ordinary Shares or approximately .5% of the shares deemed outstanding by the Company (19,878,215) as of April 6, 2000.

                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) On April 6, 2000 Alta BioPharma, Flamel Chase Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $4,493,445.17, $2,566,186.53 and $169,366.95, respectively.

                      Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                  (d) Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Ordinary Shares held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Ordinary Shares held by each entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Flamel S.A. Securities Purchase Agreement dated February 29, 2000 and the Flamel Technologies S.A. Registration Rights Agreement dated April 5, are hereby incorporated in their entirety by this reference.

---------

(17) Please see Exhibits E and F for terms to exercise the warrants.

(18) Includes 1,165,474 shares of Ordinary Shares and Warrants to purchase 652,666 shares of Class A (BSA) and 699,288 shares of Class B or C (BSA). See Exhibits E and F for terms for exercising the warrants.

(19) Includes 16,190,965 outstanding Ordinary Shares and Warrants to purchase 3,687,250 shares of Class A, B and/or C (BSA). See Exhibits E and F for terms of warrants.

(20) Includes 665,597 shares of Ordinary Stock and Warrants to purchase 372,734 shares of Class A (BSA) and 399,354 shares of Class B or C (BSA). See Exhibits E and F for terms to exercise warrants.

(21) Includes 43,929 shares of Ordinary Stock and Warrants to purchase 24,600 shares of Class A (BSA) and 26,358 shares of Class B or C (BSA). See Exhibits e and F for terms to exercise warrants.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.

         Exhibit B: Flamel S.A. Securities Purchase Agreement dated February 29, 2000.

         Exhibit C: Flamel S.A.  Registration  Rights  Agreement  dated April 5,
         2000.

         Exhibit  D: No Exhibit

         Exhibit E: Certificates for Class A Warrants, Class B Warrants and Class C Warrants (Free French Translation).

         Exhibit  F: Press  Release  issued by Flamel  Technologies  on March 1,
         2000.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2000

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/  Eileen McCarthy                        By:      Alta BioPharma Management, LLC
         -------------------------------                               Its General Partner
         Eileen McCarthy, Vice President

Alta BioPharma Management, LLC                                By:          /s/ Eileen McCarthy
                                                                       ----------------------------
                                                                       Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Flamel Chase Partners (Alta Bio), LLC
         -------------------------------
         Eileen McCarthy, Member

                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Eileen McCarthy                         By:            /s/ Eileen McCarthy
         -------------------------------                               ----------------------------
         Eileen McCarthy, Member                                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC

By:               /s/ Eileen McCarthy
         -------------------------------
         Eileen McCarthy, Member

         /s/ Jean Deleage                                              /s/ Guy Nohra
---------------------------------                             ------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ /Garrett Gruener                                          /s/ Marino Polestra
---------------------------------                             ------------------------------------
Garrett Gruener                                               Marino Polestra

         /s/ Daniel Janney                                             /s/ Alix Marduel
---------------------------------                             ------------------------------------
Daniel Janney                                                 Alix Marduel

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date:  April 17, 2000

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/  Eileen McCarthy                        By:      Alta BioPharma Management, LLC
         -------------------------------                               Its General Partner
         Eileen McCarthy, Vice President

Alta BioPharma Management, LLC                                By:          /s/ Eileen McCarthy
                                                                       ----------------------------
                                                                       Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Flamel Chase Partners (Alta Bio), LLC
         -------------------------------
         Eileen McCarthy, Member

                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Eileen McCarthy                         By:            /s/ Eileen McCarthy
         -------------------------------                               ----------------------------
         Eileen McCarthy, Member                                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC

By:               /s/ Eileen McCarthy
         -------------------------------
         Eileen McCarthy, Member

         /s/ Jean Deleage                                              /s/ Guy Nohra
---------------------------------                             ------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ /Garrett Gruener                                          /s/ Marino Polestra
---------------------------------                             ------------------------------------
Garrett Gruener                                               Marino Polestra

         /s/ Daniel Janney                                             /s/ Alix Marduel
---------------------------------                             ------------------------------------
Daniel Janney                                                 Alix Marduel

                                    EXHIBIT B

                                                                  Execution Copy

================================================================================


                          SECURITIES PURCHASE AGREEMENT

                                 ORDINARY SHARES

                                       AND

                              WARRANTS TO PURCHASE

                                 ORDINARY SHARES

                                       OF

                            FLAMEL TECHNOLOGIES S.A.


                          DATED AS OF FEBRUARY 29, 2000


================================================================================

                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), is made as of this 29th day of February, 2000, by and among FLAMEL TECHNOLOGIES S.A., a French societe anonyme (the "Company"), BIOTECHNOLOGY VALUE FUND, L.P., a Delaware limited partnership, BIOTECHNOLOGY VALUE FUND II, L.P., a Delaware limited partnership, INVESTMENT 10 L.L.C., an Illinois limited liability company (collectively, the "BVF Investors"), and ALTA BIOPHARMA PARTNERS, a Delaware limited partnership, Alta Embarcadero Biopharma, LLC, a California limited liability company, and Flamel Chase Partners (AltaBio), LLC, a Delaware limited liability company (collectively "Alta"); Chase EUROPEAN EQUITY ASSOCIATES, LLC, a Delaware limited liability company ("Chase" and, together with the BVF Investors, and Alta, the "Investors").

                              W I T N E S S E T H:

         WHEREAS, the Investors desire to invest 83,717,750 French francs in the Company in exchange for the Company's Ordinary Shares (the "Common Stock"), Class A bons de souscription to purchase the Company's Common Stock (each, a "Class A Warrant" and collectively, the "Class A Warrants"), Class B bons de souscription to purchase the Company's Common Stock (each, a "Class B Warrant" and collectively, the "Class B Warrants") and Class C bons de souscription to purchase the Company's Common Stock (each, a "Class C Warrant" and collectively, the "Class C Warrants" and, together with the Class A Warrants and the Class B Warrants, the "Warrants") entitling the holders to purchase shares of the Common Stock (the "Warrant Shares"); and

         WHEREAS, the Company and the Investors desire to set forth certain matters to which they have agreed relating to the Warrants and the Common Stock.

         NOW THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

                                   Article I.

                 ISSUANCE AND TERMS OF WARRANTS AND COMMON STOCK

1.1.     Authorization of Securities.

         Subject to the terms and conditions of this Agreement, the Company has authorized, or prior to the Closing (as hereinafter defined) will have authorized, the issuance of the Common Stock and the Warrants pursuant to this Agreement.

1.2.     Purchase and Sale of Warrants and Common Stock.

         Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Company contained herein, the Investors severally agree to purchase from the Company and the Company agrees to sell to each of the Investors on the

Closing Date (as hereinafter defined) for an aggregate purchase price of 83,717,750 French francs (i) the number of shares of Common Stock set forth opposite each Investor's name on Exhibit A hereto, aggregating 3,212,500 shares of Common Stock; (ii) the number of Class A Warrants set forth opposite each Investor's name on Exhibit A hereto; (iii) the number of Class B Warrants set forth opposite each Investor's name on Exhibit A hereto, and (iv) the number of Class C Warrants set forth opposite each Investor's name on Exhibit A hereto.

1.3.     Payment.

         Each of the Investors agrees to make payment of the amount set forth opposite its name on Exhibit A hereto in exchange for the number of shares of Common Stock and the number of Warrants, in each case, set forth opposite its name in such Exhibit A and delivered at the Closing (as hereinafter defined), by certified check or wire transfer on the Closing Date to an account specified by the Company.

                                   ARTICLE II.

                                     CLOSING

2.1.     Closing.

         Subject to the satisfaction of the conditions set forth in Articles V and VI hereof, the closing (the "Closing") shall take place at a place and time (the "Closing Date") mutually agreed by the Company and the Investors, but in any event no later than March 31, 2000. At the Closing, (a) the Company shall deliver to the Investors one or more stock certificates registered in their names for an aggregate of 3,212,500 shares of Common Stock, and (b) the Company shall deliver to the Investors one or more Warrants registered in their names to purchase the number of shares indicated therein, in each case against payment to the Company of the purchase price therefor pursuant to Section 1.3.

2.2.     Legend.

         The certificates representing the Warrants and the Common Stock shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the "Securities Act"), such legend to be substantially as follows:

                  "THE SECURITIES  EVIDENCED HEREBY HAVE NOT
                  BEEN  REGISTERED  UNDER THE SECURITIES ACT
                  OF 1933.  THESE SECURITIES MAY NOT BE SOLD
                  OR  OTHERWISE  TRANSFERRED  BY ANY  PERSON
                  UNLESS  (1)  EITHER  (A)  A   REGISTRATION
                  STATEMENT WITH RESPECT TO SUCH  SECURITIES
                  SHALL BE  EFFECTIVE  UNDER THE  SECURITIES
                  ACT OF 1933  ("ACT"),  OR (B) THE  COMPANY
                  SHALL  HAVE   REASONABLY   REQUESTED   AND
                  RECEIVED    AN    OPINION    OF    COUNSEL
                  SATISFACTORY  TO IT THAT AN EXEMPTION FROM
                  REGISTRATION   UNDER   SUCH  ACT  IS  THEN
                  AVAILABLE,  AND

                  (2) THERE SHALL HAVE BEEN  COMPLIANCE WITH
                  ALL APPLICABLE STATE SECURITIES LAWS."

                                  ARTICLE III.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Investors that, as of the date of this Agreement, the following are true and correct:

3.1.     Organization and Standing of the Company.

         The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of France. The Company has full corporate power and authority to enter into, deliver, and perform its obligations and undertakings under this Agreement. The Company is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Company. The Company has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and as used by it.

3.2.     Capitalization.

         As of the date hereof, the Company's entire authorized capital stock consists of: (i) 12,939,215 Ordinary Shares, nominal value 0.80 French Franc per Ordinary Share, of which 12,939,215 shares are validly issued and outstanding on the date hereof. On or before the Closing, the Company's shareholders will have authorized a capital increase to permit the issuance of the Common Stock, the Warrants and the Warrant Shares. Subsequent to the Closing, the Company shall complete publication requirements and file the resolutions of the Board of Directors and the Company's shareholders so that the Company's statuts are amended to reflect such capital increase. The issuance of all presently issued and outstanding shares was duly authorized and all such shares are fully paid and non-assessable. All such issued and outstanding shares have the preferences, voting powers, qualifications and special or relative rights or privileges set forth in the Company's statuts, as in effect on the date hereof. Other than as indicated in the SEC Reports (as hereinafter defined), the Company does not have outstanding any option, warrant, purchase right, subscription right, stock appreciation right, phantom stock right, profit participation right, agreement or other commitment to issue or to acquire any shares of its capital stock, or any securities or obligations convertible into or exchangeable for its capital stock, and the Company has not given any person any right to acquire from the Company or sell to the Company any shares of its capital stock. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

3.3.     Validity of this Agreement.

         Subject to shareholder approval, the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement, and the issuance, sale and delivery of the Common Stock, the Warrants and the Warrant Shares, have been duly authorized and approved by all necessary corporate action. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms subject to, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement and the issuance, sale and delivery of the Common Stock, the Warrants and the Warrant Shares will not (i) conflict with, or result in any breach of any of the terms of, or constitute a default under, the statuts when the same will have been amended to authorize the Common Stock, (ii) conflict with, result in a breach of or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, instrument, covenant or other restriction or arrangement to which the Company is a party or by which it or any of its properties or assets is bound or any statute law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

3.4.     Governmental Consent, Etc.

         Except for (i) the filing of the amendment to the Company's statuts referenced in Section 7.5, (ii) the shareholder approval referenced in Sections 5.1(e) and 6.1(e), and (iii) filings, consents, permits, approvals and authorizations which will be obtained by the Company prior to the Closing and which are set forth on SCHEDULE 3.4, no consent, approval, authorization or other order of, action by, filing with, or notification to any governmental authority is required under existing law or regulation in connection with the execution, delivery and performance of the Agreement or the offer, issuance, sale or delivery of the Common Stock, the Warrants and the Warrant Shares pursuant to Section 1.3 pursuant to the Agreement or the consummation of any other transactions contemplated thereby.

3.5.     Valid Issuance of Securities.

         When issued and delivered against payment therefor in accordance with the terms and conditions of this Agreement, the Common Stock, the Warrants and the Warrant Shares, shall be (i) duly authorized and validly issued, fully paid and non-assessable and (ii) not subject to any preemptive rights, liens, claims or encumbrances, or other restrictions on transfer or other agreements or understandings with respect to the voting of the Common Stock or the Warrant Shares, except as set forth in this Agreement.

3.6.     Financial Statements.

         The audited financial statements of the Company contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1998, including the notes relating thereto, and the unaudited financial statements of the Company contained in the Company's Quarterly Reports on Form 6-K for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, including the notes thereto, disclose all material liabilities of the Company as of such dates. Such financial statements, including the notes relating thereto, have been prepared in accordance with U.S. generally accepted accounting principles consistently applied throughout the periods involved. Said financial statements and related notes fairly present the financial position and the results of operations and cash flow of Company as of the respective dates thereof and for the periods indicated.

3.7.     Accuracy and Completeness of Information.

         American Depositary Shares representing the Common Stock are registered pursuant to Section 12(g) of the Exchange Act (as hereinafter defined). Copies of all reports filed by the Company with the United States Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the period from January 1, 1999 to the date of this Agreement (the "Furnished SEC Reports") have been made available to the Investors. Since June 12, 1996, the Company has filed each statement, annual, quarterly, and other report, and registration statement required to be filed by the Company with the Commission (the "SEC Reports"). No SEC Report at the time filed contained any untrue statement of a material fact, or omitted to state any such material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and the SEC Reports, collectively, subject in each case to statements which have been corrected, supplemented or remedied by subsequent filings with the Commission or by information contained in the disclosure schedules referenced in this Agreement do not contain any untrue statement of a material fact, or omit to state any such material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Except as disclosed in the SEC Reports and as set forth on SCHEDULE 3.7 as of each date this representation and warranty is made or deemed made, there is no fact relating to the Company or any of its subsidiaries or their respective businesses (other than facts relating to the economy in general) known to the Company or any of its subsidiaries which has, or could reasonably be expected to have, a Material Adverse Effect.

         For purposes of this Agreement, each of "Material Adverse Change" and "Material Adverse Effect" means any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, taken as a whole.

3.8.     Adverse Changes.

         Since September 30, 1999 and except as set forth on SCHEDULE 3.8, there has not been any Material Adverse Change.

3.9.     No Violation.

         Neither the execution and delivery by the Company of this Agreement, nor the consummation of the transactions contemplated hereby will violate any constitution, statute, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court known to the Company to which the Company is subject, or, after obtaining shareholder approval and amending the statuts to authorize the Common Stock and the Warrants, any provision of its statuts.

3.10.    All Necessary Permits, Etc.

         The Company and each subsidiary possesses such valid and current certificates, authorizations or permits issued by the appropriate state, federal, foreign, EU or French provincial, municipal or local regulatory agencies or bodies as are necessary to conduct their respective businesses except where the lack of such certificate, authorization or permit individually or in the aggregate would not have a Material Adverse Effect on the Company, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Change.

3.11.    Title to Properties.

         The Company and each of its subsidiaries has good and marketable title to all the properties and assets reflected as owned by it in the financial statements referred to in Section 3.6 in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such subsidiary. The real property, improvements, equipment and personal property held under lease by the Company or any subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.

3.12.    Securities Laws.

         All notices, filings, registrations or qualifications under any applicable securities laws, including state securities or "blue sky" laws or French laws which are required in connection with the offer, issue and delivery of the Common Stock, the Warrants and the Common Stock into which such Warrants are convertible pursuant to this Agreement have been or will be timely completed by the Company.

3.13.    Relationship to the Regulated Holder.

         Except as previously disclosed,  neither the Company nor its subsidiary
(i) offers or markets, directly or through any arrangement, any product or service of The Chase Manhattan Corporation or (ii) permits any of its products or services, to the extent within its knowledge and control, to be offered or marketed, directly or through any arrangement, by or through The Chase Manhattan Corporation. Except as previously disclosed, neither the Company nor its subsidiary currently has or expects to have any extension of credit from any depository institution owned by The Chase Manhattan Corporation.

3.14.    U.S. Activities.

         The Company hereby represents and warrants that it does not presently engage in business in the United States within the meaning of Section 211.2(g) of Regulation K of the Board of Governors of the Federal Reserve System nor does it presently have nay intention to do so.

                                   ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

         Each of the Investors hereby acknowledges, represents, warrants and agrees as follows:

4.1.     Authority of Investors, Validity of this Agreement.

         Each of the Investors has all requisite power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance by each of the Investors of this Agreement, and the purchase of the Warrants and the Common Stock pursuant hereto have been duly authorized and approved by all necessary corporate action. This Agreement has been duly executed and delivered and constitutes a valid and binding obligation of each of the Investors, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement and the purchase of the Warrants and the Common Stock will not conflict with, or result in a material breach of any of the terms of, or constitute a material default under, any charter, by-law, agreement, instrument, covenant or other restriction to which any of the Investors is a party or by which it or any of its properties or assets is bound.

4.2.     Investment Representations.

         Each of the Investors hereby acknowledges, represents, warrants and agrees as follows:

         (a) Each of the Investors has had the opportunity to review the Furnished SEC Reports and the financial statements contained therein. Each of the Investors acknowledges that the Company has made available to the Investors documents and information that it has requested relating to the Company and has provided answers to the Investors' questions concerning the Company, the Common Stock and the Warrants.

         (b) Each of the Investors is an "accredited investor" as defined in Rule 501(a)(3) of the Securities Act.

         (c) Each of the Investors understands that the offering of the Warrants and the Common Stock has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and that such Warrants and the Common Stock must be held indefinitely unless an exemption from registration is available. Each of the Investors understands that the offering and sale of the Warrants and the Common Stock is intended to be exempt from registration under the Securities Act. Each of the Investors covenants that it will not transfer the Warrants or the Common Stock in violation of the provisions of any applicable Federal or state securities statute.

         (d) Subject to the Investors' registration rights relating to the Common Stock (including the Common Stock underlying the Warrants) pursuant to the terms of the Registration Agreement referred to in Section 5.1(j) hereof, each of the Investors is acquiring the Warrants and the Common Stock for investment, and not with a view to the resale or distribution thereof; it has no present intention of selling, negotiating, or otherwise disposing of the Warrants and the Common Stock. Each of the Investors' financial condition and investments are such that it is in a financial position to hold the Warrants and the Common Stock for an indefinite period of time and to bear the economic risk of, and withstand a complete loss of, such Warrants and the Common Stock. In addition, by virtue of its expertise, the advice available to it, and its previous investment experience, each of the Investors has sufficient knowledge and experience in financial and business matters, investments, securities, and private placements and the capability to evaluate the merits and risks of the transactions contemplated by this Agreement.

                                   ARTICLE V.

                      CONDITIONS TO INVESTORS' OBLIGATIONS

5.1.     Conditions to Closing.

         The obligation of the Investors to purchase and pay for the Warrants and the Common Stock, on the Closing Date is subject to the following:

         (a) Representations and Warranties. The representations and warranties of the Company made herein shall be true, correct and complete on and as of the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

         (b) Performance. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with.

         (c) Opinion of Company's Counsel. The Investors shall have received (i) an opinion of Willkie Farr & Gallagher, special counsel to the Company, in form and substance reasonably satisfactory to the Investors, dated the Closing Date, as to the matters set forth on SCHEDULE 5.1(C) and (ii) an opinion of Sokolow, Dunaud, Mercadier & Carreras, French counsel to the

Company, in form and substance reasonably satisfactory to the Investors, dated the Closing Date, as to the matters set forth on SCHEDULE 5.1(C).

         (d) Corporate Proceedings, Consents, etc. All corporate and other proceedings to be taken and all waivers and consents to be obtained in connection with the transactions contemplated by this Agreement shall have been taken or obtained and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investors and their counsel, each of whom shall have received all such originals or certified or other copies of such documents as each may reasonably request.

         (e) Shareholder Approval. The Company shall have obtained any required approval of its shareholders representing at least two-thirds of the votes cast by the then outstanding shares of Common Stock to the authorization of the Common Stock and the Warrants.

         (f) No Proceeding. No action, suit, investigation or proceeding shall be pending or threatened before any court or governmental agency to restrain, prohibit, collect damages as a result of or otherwise challenge this Agreement or any transaction contemplated hereby or thereby.

         (g) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Common Stock, the Warrants, or the Common Stock into which the Warrants are convertible.

         (h) Officer's Certificate Delivered by Company. The Company shall have delivered to the Investors a certificate, dated the Closing Date and signed by the Chief Executive Officer or the President of the Company, to the effect that each of the conditions to be satisfied by the Company pursuant to this Section
5.1 on or before the Closing Date has been duly satisfied.

         (i) Registration Rights Agreement. The Company and the Investors shall have executed and delivered a Registration Rights Agreement in form and substance as set forth on Exhibit C hereto.

         (j) Warrants. The Company shall have executed and delivered a document evidencing the Class A Warrants in form and substance as set forth on Exhibit B-1 hereto, the Class B Warrants in form and substance as set forth on Exhibit B-2 hereto and the Class C Warrants in form and substance as set forth on Exhibit B-3 hereto.

         (k) No Material Adverse Change. There shall have been no Material Adverse Change in the Company since the date of signing of this Agreement.

         (l) Legal Matters. All material matters of a legal nature which pertain to this Agreement and the transactions contemplated hereby shall have been reasonably approved by counsel to the Investors.

         Notwithstanding the foregoing, no Investor shall be required to purchase and pay for Warrants and the Common Stock if another Major Investor defaults in its obligation to purchase and pay for the Warrants and Common Stock set forth opposite its name on Exhibit A hereto. For purpose of the foregoing sentence, the BVF Investors and Alta shall be deemed to be "Major Investors." Nothing contained herein shall relieve such other defaulting Major Investor of any liability it may have for damages caused by its default in its obligation to purchase and pay for Warrants and Common Stock.

                                   ARTICLE VI.

                     CONDITIONS TO THE COMPANY'S OBLIGATIONS

6.1.     Conditions to Closing.

         The obligation of the Company to issue the Warrants and the Common Stock, respectively, to the Investors on the Closing Date is subject to the following:

         (a) Representations and Warranties. The representations and warranties of the Investors made herein shall be true, correct and complete in all respects on and as of the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

         (b) Payment. The Investors shall have tendered the payments for the purchase price of the Common Stock and the Warrants as set forth in Section 1.3 to an account specified by the Company.

         (c) No Proceeding. No action, suit, investigation or proceeding shall be pending or threatened before any court or governmental agency to restrain, prohibit, collect damages as a result of or otherwise challenge this Agreement or any transaction contemplated hereby or thereby.

         (d) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Warrants and the Common Stock.

         (e) Shareholder Approval. The Company shall have obtained any required approval of its shareholders representing at least two-thirds of the votes cast by the then outstanding shares of Common Stock to the authorization of the Common Stock and the Warrants.

         (f) Investors' Certificates Delivered by the Investors. Each of the Investors shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized representative of the Investor, to the effect that each of the conditions pursuant to Section 6.1(a) and (b) on or before the Closing Date has been duly satisfied.

                                  ARTICLE VII.

                            COVENANTS OF THE COMPANY

         The Company hereby covenants to such Investors as follows:

7.1.     Furnishing of Information.

         The Company covenants to timely file (or obtain extensions in respect thereof) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and under French law and to promptly furnish the Investors with true and complete copies of all such filings. If the Company is not at the time required to file reports pursuant to such sections or under French law, it will prepare and furnish to the Investors annual and quarterly reports comparable to those required by Section 13(a) or 15(d) of the Exchange Act in the time period that such filings would have been required to have been made under the Exchange Act.

7.2.     Information with Respect to the Securities.

         The Company covenants to provide such information as is reasonably requested by any of the Investors related to the terms of the Common Stock, Warrants or Warrant Shares.

7.3.     Shareholder Approval.

         The Company shall use best efforts to convene the shareholders meeting to seek the approval described in Section 5.1(e) hereof prior to the Closing Date. Subject to the fiduciary duties of the Company's Board of Directors, the Company shall include in the materials prepared for the shareholders meeting the recommendation of the Company's Board of Directors to vote in favor of the transactions contemplated herein.

7.4.     Investor's Rights.

         Notwithstanding anything to the contrary in the foregoing, the Investors shall be entitled to such information, privileges, rights and benefits accorded to them as holders of the Common Stock under applicable law and under the Company's statuts, as amended.

7.5.     Filing for Amendment to Statuts.

         Within six weeks of the Closing Date, the Company shall cause all required documents to be filed with Registre du Commerce to cause the amendment to the Company's statuts.

7.6.     Election of Director.

         Upon the written request of the BVF Investors, the Company shall take all action within its power to cause a person designated by the BVF Investors to be elected to the Board of Directors of the Company as soon as practicable.

7.7.     Regulatory Matters Generally.

         Upon request the Company shall provide to the Regulated Holder such information within the Company's possession as is necessary to resolve the Regulatory Problem, provided that if such information is proprietary or confidential satisfactory arrangements are made for the protection of such information. The "Regulated Holder" is Chase and any other Investor affiliated with Chase. A "Regulatory Problem" is a set of circumstances in which the Regulated Holder's ownership of its shares of Common Stock or Warrants (i) gives rise to a violation of a banking law or regulation of a federal banking agency or gives rise to a reasonable belief by the Regulated Holder that such a violation is likely to occur or (ii) gives rise to a limitation in law that will impair materially the ability of the Regulated Holder or any Affiliate to conduct its business or gives rise to a reasonable belief by the Regulated Holder that such a limitation is likely to arise. "Affiliate" has the meaning given in Regulation Y of the Board of Governors of the Federal Reserve System.

7.8.     Notification.

         The Company shall notify the Regulated Holder promptly at any time that the Company comes to believe that any representation contained in Section 3.13 or Section 3.14 no longer is true.

                                  ARTICLE VIII.

                          SURVIVAL AND INDEMNIFICATION

8.1.     Survival.

         Notwithstanding any examination made by or on behalf of any party hereto, the knowledge of any party or the acceptance by any party of any certificate or opinion, each representation, warranty contained herein shall survive the Closing for a period of two years, and each covenant shall survive for the period indicated therein.

8.2.     Indemnification.

         (a) The Company agrees to indemnify and hold harmless each Investor, its shareholders, officers, directors, employees, agents and representatives against any damage, claim, loss, liability and expense (including reasonable counsel fees and expenses) which may be suffered or incurred by any of them as a result of a breach of any representation or warranty or covenant (including, without limitation, pursuant to Section 9.16) made by the Company in this Agreement.

         (b) The Investors, jointly and severally, agree to indemnify the Company and its shareholders, officers, directors, employees, agents and representatives against any damages, claims, losses, liabilities and expenses (including reasonable counsel fees and other expenses) which may be suffered or incurred by it as a result of any breach of any representation, warranty, or covenant made by the Investors in this Agreement.

         (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing of the occurrence of the facts and circumstances giving rise to such claim. The failure of any person to deliver the notice required by this Section 8.2(c) shall not in any way affect the indemnifying party's indemnification obligation hereunder except and only to the extent that the indemnifying party is actually prejudiced thereby. In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and expenses of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel or pay its own expenses. Notwithstanding the foregoing, the indemnifying party shall pay as incurred the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceedings (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment and the indemnifying party shall obtain a full release of the indemnified party.

                                   ARTICLE IX.

                                  MISCELLANEOUS

9.1.     Notices.

         All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by telecopy or facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered mail, return receipt requested, postage prepaid.

If to the
BVF Investors:             c/o BVF Partners, L.P.
                           One Sansome Street, 39th Floor
                           San Francisco, CA 94104
                           Attn.: Mr.  Mark Lampert
                           Fax: (415) 288-2394

With a copy to:            Sidley & Austin

                           875 Third Avenue
                           New York, NY  10022
                           Attn.: Paul K. Risko, Esq.
                           Fax: (212) 906-2021

If to Alta:                One Embarcadero Center
                           Suite 4050
                           San Francisco, CA 94111
                           Attn.: Mr. Dan Janney
                           Fax: (415) 362-6178

If to Chase:               380 Madison Avenue, 12th Floor
                           New York, NY 10017-2951
                           Attn.: Mr. Damion Wicker
                           Fax: (212) 622-3771

If to the Company:         Flamel Technologies S.A.
                           33 Avenue du Docteur Georges Levy
                           69693 Venissieux Cedex, France
                           Attn.: Gerard Soula, D.Sc.
                           Fax: (33) 4-72-78-34-25

With a copy to:            Willkie Farr & Gallagher
                           787 Seventh Avenue
                           New York, New York  10019
                           Attn.: Peter H. Jakes, Esq.
                           Fax: (212) 728-8111

                           and

                           Sokolow, Dunaud, Mercadier & Carreras
                           55 Avenue Kleber
                           75116 Paris, France
                           Attn.: Francoise Monod, Esq.
                           Fax: (33) 1-53-65-70-50

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above,
(ii) if made by telecopy or facsimile transmission, one (1) day after the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iv) if sent by registered mail, on the 5th business day following the day such mailing is made.

9.2.     Entire Agreement.

         This Agreement, including exhibits, or other documents referred to herein, and the Confidentiality Agreement, dated November 15, 1999, by and between the Company and BVF, Inc. embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

9.3.     Amendments.

         The terms and provisions of the Agreement may be modified, amended or waived, or consent for the departure therefrom granted, only by written consent of the Company and the Investors. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

9.4.     Assignment.

         Neither this Agreement nor any or all of the rights and obligations of a party hereunder shall be assigned, delegated, sold, transferred or otherwise disposed of by operation of law or otherwise, to any third person without the prior written consent of the other party, and any attempted assignment, delegation, sale, transfer, or other disposition, by operation of law or otherwise, of this Agreement or of any rights or obligations hereunder contrary to this Section 9.4 shall be void and without force or effect. Each party shall be responsible for the compliance by its Affiliates with the terms and conditions of this Agreement.

9.5.     Benefit.

         All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

9.6.     Governing Law.

         This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York.

9.7.     Severability.

         In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it reasonable and enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall be interpreted as if such provision were so excluded and shall nevertheless remain in full force and effect.

9.8.     Headings and Captions.

         The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify, or affect the meaning or construction of any of the terms or provisions hereof.

9.9.     No Waiver of Rights, Powers and Remedies.

         No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

9.10.    Expenses.

         Except as provided in Section 8.2, each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby; provided that the Company shall pay such fees and expenses (including attorney's fees) of the BVF Investors up to $15,000.

9.11.    Brokers.

         Each of the parties hereto represents and warrants to the other that no broker, finder or financial consultant has acted on its behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the other. Each of the parties hereto agrees to indemnify and save the other harmless from any claim or demand for commission or other compensation by any other broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

9.12.    Confidentiality.

         The Investors acknowledge and agree that any information or data they have acquired from the Company, which is clearly designated in writing as confidential and is not otherwise properly in the public domain, was received in confidence. Each of the Investors agrees not to divulge, communicate or disclose, except as may be required by law or upon the advice of its accountants or for the performance of this Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company.

9.13.    Counterparts.

         This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.14.    Further Assurances.

         In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the Company and the Investors will take such further action as the other party may reasonably request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article VIII).

9.15.    Consent to Jurisdiction.

         To the extent that the Company or the Investors have or may hereafter become entitled to any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any court, from service or process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced with respect to the obligations and liabilities of the Company or the Investors under this Agreement, the Company and the Investors hereby irrevocably and unconditionally waive, and agree not to plead or claim, any such immunity and consent to such relief and enforcement. The Company hereby irrevocably waives its rights under the provisions of Article 14 and Article 15 of the French Civil Code. The Company hereby irrevocably consents and submits to the jurisdiction of the courts of the State of New York, New York County, and in the United States District Court for the Southern District of New York in personam generally and unconditionally in respect of any such suit or proceeding.

9.16.    Break-Up Fee.

         If (i) (x) the Company's shareholders do not vote to approve the transactions contemplated by this Agreement or (y) if the Company fails to consummate the sale of the Common Stock and the Warrants to the Investors as contemplated by this Agreement by March 31, 2000 and (ii) within eighteen months of the date hereof, the Company enters into agreement for the sale of its equity securities or other securities convertible into or exchangeable for its equity securities (whether by private placement or public offering) or the acquisition of the Company or the merger or consolidation of the Company with another entity (each, an "Alternative Transaction"), then it will be a condition to the consummation of the Alternative Transaction by the Company that (a) each of the Investors shall have been issued that number of warrants in form and substance as set forth on Exhibit B-1 hereto to purchase Common Stock at an exercise price of 39.10 French francs per share of Common Stock as set forth opposite its name under the column "Class A Warrants" on Exhibit A, and (b) such warrants shall have the benefit of, and be included under, any registration rights agreement entered into in connection with such Alternative Transaction. The Company acknowledges that the agreements contained in this Section 9.16 are an integral part of the transactions contemplated hereby, and that without such agreements the Investors would not enter into this Agreement.

                   [REMAINDER OF PAGE IS INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of this 29th day of February, 2000.

                      FLAMEL TECHNOLOGIES S.A.


                      By:
                               -------------------------------------------------
                               Name:  Gerard Soula
                               Title:   Chief Executive Officer

                      BIOTECHNOLOGY VALUE FUND, L.P.

                      By:      BVF PARTNERS L.P., its General Partner

                               By:      BVF, INC., its General Partner

                                        By:
                                                 -------------------------------
                                                 Mark N. Lampert
                                                 President

                      BIOTECHNOLOGY VALUE FUND II, L.P.

                      By:      BVF PARTNERS L.P., its General Partner

                               By:      BVF, INC., its General Partner

                                        By:
                                                 -------------------------------
                                                 Mark N. Lampert
                                                 President

                      INVESTMENT 10 L.L.C.

                      By:      BVF PARTNERS, L.P., its Investment Advisor

                               By:      BVF, INC., its General Partner

                               By:
                                        ----------------------------------------
                                        Mark N. Lampert
                                        President

                      ALTA BIOPHARMA PARTNERS LP

                               By:
                                   ---------------------------------------------
                                   Name:

                                   Title:

                      ALTA EMBARCADERO BIOPHARMA, LLC


                      By:
                          ------------------------------------------------------
                          Name:
                          Title:

                      FLAMEL CHASE PARTNERS (ALTA BIO), LLC



                      By:
                          ------------------------------------------------------
                          Name:
                          Title:



                      CHASE EUROPEAN EQUITY ASSOCIATES, LLC

                      By: Chase Capital Partners, its Manager

                          By:
                             ---------------------------------------------------
                             Name:
                             Title:

                                    EXHIBIT A

INVESTORS:

--------------------------------------------- -------------- ---------------- ----------------- --------------- -------------------
NAME                                            ORDINARY         CLASS A          CLASS B          CLASS C        PURCHASE PRICE
                                                 SHARES         WARRANTS          WARRANTS         WARRANTS           (FrF)
--------------------------------------------- -------------- ---------------- ----------------- --------------- -------------------
AltaBioPharma Partners, LP                       1,165,474         652,666             699,288         699,288       30,372,252.44
Alta Embarcadero BioPharma, LLC                     43,929          24,600              26,358          26,358        1,144,789.74
Biotechnology Value Fund, L.P.                     375,000         210,000             225,000         225,000        9,772,500.00
Biotechnology Value Fund II, L.P.                  812,500         455,000             487,500         487,500       21,173,750.00
Chase European Equity Associates, LLC               87,500          49,000              52,500          52,500        2,280,250.00
Flamel Chase Partners (Alta Bio), LLC              665,597         372,734             399,354         399,354       17,345,457.82
Investment 10 L.L.C.                                62,500          35,000              37,500          37,500        1,628,750.00
                                                 ---------       ---------           ---------       ---------    ----------------
                                    Total:       3,212,500       1,799,000           1,927,500       1,927,500    FrF83,717,750.00
                                    =====        =========       =========           =========       =========    ================

--------------------------------------------- -------------- ---------------- ----------------- --------------- -------------------

                                                                    SCHEDULE 3.7

(1) The Company's cash balances have continued to decline over time.

(2) Barbara Sherrill resigned from her position as Chief Financial Officer of the Company as of December 3, 1999.

(3) Bruce Morra resigned from his position as President of Flamel Technologies, Inc., the Company's subsidiary, as of January 31, 2000.

(4) The Company intends to dissolve its only subsidiary, Flamel Technologies, Inc. in the first half of 2000.

                                                                    SCHEDULE 3.8

(1) The Company's cash balances have continued to decline over time.

(2) Barbara Sherrill resigned from her position as Chief Financial Officer as of December 3, 1999.

(3) Bruce Morra resigned from his position as President of Flamel Technologies, Inc., the Company's subsidiary, as of January 31, 2000.

(4) The Company intends to dissolve its only subsidiary, Flamel Technologies, Inc. in the first half of 2000.

                                              Table of Contents

                                                                                                                Page
                                                                                                                ----

ARTICLE I.  ISSUANCE AND TERMS OF WARRANTS AND COMMON STOCK.......................................................1

   1.1. Authorization of Securities...............................................................................1
   1.2. Purchase and Sale of Warrants and Common Stock............................................................1
   1.3. Payment...................................................................................................2

ARTICLE II.  CLOSING..............................................................................................2

   2.1. Closing...................................................................................................2
   2.2. Legend....................................................................................................2

ARTICLE III.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.......................................................3

   3.1. Organization and Standing of the Company..................................................................3
   3.2. Capitalization............................................................................................3
   3.3. Validity of this Agreement................................................................................4
   3.4. Governmental Consent, Etc.................................................................................4
   3.5. Valid Issuance of Securities..............................................................................4
   3.6. Financial Statements......................................................................................5
   3.7. Accuracy and Completeness of Information..................................................................5
   3.8. Adverse Changes...........................................................................................5
   3.9. No Violation..............................................................................................6
   3.10. All Necessary Permits, Etc...............................................................................6
   3.11. Title to Properties......................................................................................6
   3.12. Securities Laws..........................................................................................6
   3.13. Relationship to the Regulated Holder.....................................................................6
   3.14. U.S. Activities..........................................................................................7

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF THE INVESTORS......................................................7

   4.1. Authority of Investors, Validity of this Agreement........................................................7
   4.2. Investment Representations................................................................................7

ARTICLE V.  CONDITIONS TO INVESTORS' OBLIGATIONS..................................................................8

   5.1. Conditions to Closing.....................................................................................8

ARTICLE VI.  CONDITIONS TO THE COMPANY'S OBLIGATIONS.............................................................10

   6.1. Conditions to Closing....................................................................................10

ARTICLE VII.  COVENANTS OF THE COMPANY...........................................................................10

   7.1. Furnishing of Information................................................................................10
   7.2. Information with Respect to the Securities...............................................................11
   7.3. Shareholder Approval.....................................................................................11
   7.4. Investor's Rights........................................................................................11
   7.5. Filing for Amendment to Statuts..........................................................................11

                                                         (i)


                                              Table of Contents
                                                 (continued)
                                                                                                                Page
                                                                                                                ----

   7.6. Election of Director.....................................................................................11
   7.7. Regulatory Matters Generally.............................................................................11
   7.8. Notification.............................................................................................12

ARTICLE VIII.  SURVIVAL AND INDEMNIFICATION......................................................................12

   8.1. Survival.................................................................................................12
   8.2. Indemnification..........................................................................................12

ARTICLE IX.  MISCELLANEOUS.......................................................................................13

   9.1. Notices..................................................................................................13
   9.2. Entire Agreement.........................................................................................14
   9.3. Amendments...............................................................................................14
   9.4. Assignment...............................................................................................15
   9.5. Benefit..................................................................................................15
   9.6. Governing Law............................................................................................15
   9.7. Severability.............................................................................................15
   9.8. Headings and Captions....................................................................................15
   9.9. No Waiver of Rights, Powers and Remedies.................................................................16
   9.10. Expenses................................................................................................16
   9.11. Brokers.................................................................................................16
   9.12. Confidentiality.........................................................................................16
   9.13. Counterparts............................................................................................17
   9.14. Further Assurances......................................................................................17
   9.15. Consent to Jurisdiction.................................................................................17
   9.16. Break-Up Fee............................................................................................17

                                                         (ii)

                                    EXHIBIT C

                            FLAMEL TECHNOLOGIES S.A.

                          REGISTRATION RIGHTS AGREEMENT

                  REGISTRATION RIGHTS AGREEMENT, dated as of April 5, 2000, by and among Flamel Technologies S.A., a societe anonyme organized under the laws of The Republic of France (the "Company") and BIOTECHNOLOGY VALUE FUND, L.P., a Delaware limited partnership, BIOTECHNOLOGY VALUE FUND II, L.P., a Delaware limited partnership, INVESTMENT 10 L.L.C., an Illinois limited liability company (collectively, the "BVF Investors"), and ALTA BIOPHARMA PARTNERS, a Delaware limited partnership, ALTA EMBARCADERO BIOPHARMA, LLC, a California limited liability company, and FLAMEL CHASE PARTNERS (ALTABIO), LLC, a Delaware limited liability company (collectively, "Alta"); and CHASE EUROPEAN EQUITY ASSOCIATES, LLC, a Delaware limited liability company ("Chase" and, together with the BVF Investors and Alta, the "Investors").

                                 R E C I T A L S

                  WHEREAS, the Investors have, pursuant to the terms of the Securities Purchase Agreement, dated as of February 29, 2000, by and among the Company and the Investors (the "Purchase Agreement"), agreed to purchase ordinary shares, nominal value 0.80 French francs per share ("Ordinary Shares") and bons de souscription to purchase additional Ordinary Shares (the "Warrants"); and

                  WHEREAS, the Company has agreed, as a condition precedent to the Investors' obligations under the Purchase Agreement, to grant the Investors certain registration rights; and

                  WHEREAS, the Company and the Investors desire to define the registration rights of the Investors on the terms and subject to the conditions herein set forth.

                  NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the parties hereby agree as follows:

                  1.       DEFINITIONS

                  As used in this Agreement, the following terms have the respective meaning set forth below:

                  ADSs: shall mean American Depositary Shares representing Ordinary Shares (the current ratio being one American Depositary Share for each deposited Ordinary Share) and represented by American Depositary Receipts of the Company;

                  Commission: shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act;

                  Exchange Act: shall mean the Securities Exchange Act of 1934, as amended;

                  Holder: shall mean any holder of Registrable Securities;

                  Initiating  Holder:  shall  mean  the BVF  Investors,  Alta or
Chase;

                  Person: shall mean an individual, partnership, joint-stock company, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof;

                  register, registered and registration: shall mean to a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of such registration statement;

                  Registrable Securities: shall mean ADSs representing (A) the Ordinary Shares issued pursuant to the Purchase Agreement, (B) Ordinary Shares acquired by the Investors pursuant to the exercise of the Warrants and (C) any capital stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares referred to in clause (A) or (B);

                  Registration Expenses: shall mean all expenses incurred by the Company in compliance with Sections 2(a) and (b) hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, fees and expenses of one counsel for all the Holders in an amount not to exceed $15,000, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company);

                  Security,  Securities:  shall  have the  meaning  set forth in
Section 2(1) of the Securities Act;

                  Securities Act: shall mean the Securities Act of 1933, as amended; and

                  Selling Expenses: shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for each of the Holders other than fees and expenses of one counsel for all the Holders in an amount not to exceed $15,000.

                  2.       REGISTRATION RIGHTS

                           (a)  Requested Registration.

                           (i) Request for Registration. If the Company shall receive from an Initiating Holder who has not previously exercised its right to call for a registration under this Section 2(a)(i) a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company will:

                                    (A)  promptly  give  written  notice  of the
                  proposed registration, qualification or compliance to all other Holders; and

                                    (B) as soon as practicable, use its diligent
                  best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within ten (10) business days after written notice from the Company is given under Section 2(a)(i)(A) above; provided that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2(a):

                                            (x) In any  particular  jurisdiction
                     in which the Company would be required to execute a consent (other than a limited consent) to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

                                            (y) After the Company  has  effected
                     one (1) such registration requested by each of the BVF Investors, Alta and Chase (for a total of three (3) registrations) pursuant to this Section 2(a) and such registrations have been declared or ordered effective and the sales of such Registrable Securities shall have closed; or

                                            (z) If the Company is in  possession
                     of material non-public information and the Board of Directors of the Company determines in good faith that disclosure of such information would not be in the best interests of the Company and its shareholders, in which case the filing of such registration statement may be delayed until the earlier of the second business day after such conditions shall have ceased to exist and the 120th day after receipt by the Company of the written request from the Initiating Holders under this Section 2(a); provided, however, that the Initiating Holders shall be advised of any delay arising from the operation of this clause (z) and may, without prejudice to their other rights, withdraw their request for the registration of Registrable Securities in which case the contemplated registration shall not count for the purposes of clause (y) above.

                           The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of
         Section 2(a)(ii) below, include other securities of the Company which are held by Persons who, by virtue of agreements with the Company, are entitled to include their securities in any such registration ("Other Stockholders").

                           The registration rights set forth in this Section 2 may be assigned, in whole or in part, to any transferee of Registrable Securities (who shall be bound by all obligations of this Agreement).

                           (ii) Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2(a).

                           If Other Stockholders request to be included in such underwritten offering, the Holders shall offer to include the securities of such Other Stockholders in the underwriting and may condition such offer on the acceptance by such Other Stockholders of the further applicable provisions of this Section 2. The Holders whose shares are to be included in such registration and the Company shall (together with all Other Stockholders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Initiating Holders and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 2(a), if the representative advises the Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the securities of the Company held by officers, directors and Other Stockholders shall be excluded from such registration to the extent so required by such limitation. If, after the exclusion of such shares, further reductions are still required, the number of shares included in the registration by each Holder shall be reduced on a pro rata basis (based on the number of shares held by such Holder), by such minimum number of shares as is necessary to comply with such request. No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If any Other Stockholder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. The securities so withdrawn shall also be withdrawn from registration. If the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company and officers and directors of the Company may include its or their securities for its or their own account in such registration if the representative so agrees and if the number of Registrable Securities and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

                           (b)  Company Registration.

                           (i) If the Company shall determine to register any of its equity securities either for its own account or for the account of Other Stockholders, other than a registration relating solely to employee benefit plans, or a registration relating solely to a Commission Rule 145 transaction, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

                                    (A)  promptly  give to each of the Holders a
              written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

                                    (B)  include in such  registration  (and any
              related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder within fifteen (15) days after receipt of the written notice from the Company described in clause (i) above, except as set forth in Section 2(b)(ii) below. Such written request may specify all or a part of the Holders' Registrable Securities.

                  (ii) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each of the Holders as a part of the written notice given pursuant to Section 2(b)(i)(A). In such event, the right of each of the Holders to registration pursuant to this Section 2(b) shall be conditioned upon such Holders' participation in such underwriting and the inclusion of such Holders' Registrable Securities in the underwriting to the extent provided herein. The Holders whose shares are to be included in such registration shall (together with the Company and the Other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 2(b), if the representative determines that marketing factors require a limitation on the number of shares to be underwritten, the representative may (subject to the allocation priority set forth below) limit the number of Registrable Securities to be included in the registration and underwriting to not less than twenty five percent (25%) of the shares included therein (based on the number of shares). The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: The securities of the Company held by officers, directors and Other Stockholders of the

         Company (other than Registrable Securities and other than securities held by holders who by contractual right demanded such registration ("Demanding Holders")) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares is still required, the number of shares that may be included in the registration and underwriting by each of the Holders and Demanding Holders shall be reduced, on a pro rata basis (based on the number of shares held by such Holder), by such minimum number of shares as is necessary to comply with such limitation. If any of the Holders or any officer, director or Other Stockholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

                           (c) Form  F-3.  Each of the BVF  Investors,  Alta and
Chase shall have the right to request one (1) registration (for a total of three
(3) registrations) on Form F-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended method of disposition of shares by such holders), subject only to the following:

                           (i) The Company shall not be required to effect a registration pursuant to this Section 2(c) within 180 days of the effective date of the most recent registration pursuant to this Section 2 in which securities held by the requesting Holder could have been included for sale or distribution.

                           (ii) The Company shall not be obligated to effect any registration pursuant to this Section 2(c) in any particular jurisdiction in which the Company would be required to execute a consent (other than a limited consent) to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder.

                           (iii) The Company shall not be obligated to effect any registration pursuant to this Section 2(c) if the Company is in possession of material non-public information and the Board of Directors of the Company determines in good faith that disclosure of such information would not be in the best interests of the Company and its shareholders, in which case the filing of such registration statement may be delayed until the earlier of the second business day after such conditions shall have ceased to exist and the 120th day after receipt by the Company of the written request from the Initiating Holders under this Section 2(c); provided, however, that the Holders shall be advised of any delay arising from the operation of this clause
         (iii) and may, without prejudice to their other rights, withdraw their request for the registration of Registrable Securities in which case the contemplated registration shall not count for the purposes of this
         Section 2(c).

         The Company shall give written notice to all Holders of the receipt of a request for registration pursuant to this Section 2(c) and shall provide a reasonable opportunity for other Holders to participate in the registration, provided that if the registration is for an underwritten offering, the terms of
Section 2(a)(ii) shall apply to all participants in such offering. Subject to the foregoing, the Company will use its best efforts to effect promptly the registration of all shares of Registrable Securities on Form F-3 to the extent requested by the Holder or Holders thereof for purposes of disposition.

                           (d)  Expenses  of   Registration.   All  Registration
Expenses incurred in connection with any registration, qualification or compliance pursuant to this Section 2 shall be borne by the Company, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of their shares so registered.

                           (e)  Registration  Procedures.  In the  case  of each
registration effected by the Company pursuant to this Section 2, the Company will keep the Holders, as applicable, advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will:

                           (i) keep such registration effective for a period of two hundred seventy (270) days or until the Holders, as applicable, have sold all the Registrable Securities included in such registration, whichever first occurs; provided, however, that (A) such 270-day period shall be extended for a period of time equal to the period during which the Holders, as applicable, refrain from selling any securities included in such registration in accordance with provisions in Section 2(i) hereof; and (B) in the case of any registration of Registrable Securities on Form F-3 which are intended to be offered on a continuous or delayed basis, such 270-day period shall be extended until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (y) includes any prospectus required by Section 10(a) of the Securities Act or (z) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (y) and (z) above to be contained in periodic reports filed pursuant to Section 12 or 15(d) of the Exchange Act in the registration statement;

                           (ii) furnish such number of prospectuses and other documents incident thereto as each of the Holders, as applicable, from time to time may reasonably request;

                           (iii) promptly notify each Holder of Registrable Securities covered by such registration at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                           (iv)  furnish,  on the  date  that  such  Registrable
         Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters, if any, and to the Holders participating in such registration and (2) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters, if any, and if permitted by applicable accounting standards, to the Holders participating in such registration; and

                           (v) assist the Holders in the deposit of Ordinary Shares with the depositary and the issuance of American Depositary Receipt representing the ADSs equivalent to such Ordinary Shares.

                           (f)  Indemnification.

                           (i) The Company will indemnify each of the Holders, as applicable, each of its officers, directors and partners, and each person controlling each of the Holders, with respect to each registration which has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls such underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or the Exchange Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each of the Holders, each of its officers, directors and partners, and each person controlling each of the Holders, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by the Holders or underwriter and stated to be specifically for use therein.

                           (ii) Each of the Holders will, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter, each Other Stockholder and each of their officers, directors, and partners, and each person controlling such Other Stockholder against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document made by such Holder, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements by such Holder therein not misleading, and will reimburse the Company and such Other Stockholders, directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of each of the Holders hereunder shall be limited to an amount equal to the net proceeds to such Holder of securities sold as contemplated herein.

                           (iii) Each party entitled to indemnification under this Section 2(f) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such party's expense (unless the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the fees and expenses of counsel shall be at the expense of the Indemnifying Party), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2 unless the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

                           (iv)  If the  indemnification  provided  for in  this
         Section 2(f) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue (or alleged untrue) statement of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                           (v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering contemplated by this Agreement are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall be controlling.

                           (vi) The foregoing indemnity agreement of the Company and Holders is subject to the condition that, insofar as they relate to any loss, claim, liability or damage made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement in question becomes effective or the amended prospectus filed with the Commission pursuant to Commission Rule 424(b) (the "Final Prospectus"), such indemnity or contribution agreement shall not inure to the benefit of any underwriter or Holder if a copy of the Final Prospectus was furnished to the underwriter and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                           (g)  Information by the Holders.

                           (i) Each of the Holders holding securities included in any registration shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 2.

                           (ii) In the event that, either immediately prior to or subsequent to the effectiveness of any registration statement, any Holder shall distribute Registrable Securities to its partners, such Holder shall so advise the Company and provide such information as shall be necessary to permit an amendment to such registration statement to provide information with respect to such partners, as selling securityholders. Promptly following receipt of such information, the Company shall file an appropriate amendment to such registration statement reflecting the information so provided. Any incremental expense to the Company resulting from such amendment shall be borne by such Holder.

                           (h)  Rule 144 Reporting.

                  With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of restricted securities to the public without registration, the Company agrees to:

                           (i) make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act ("Rule 144");

                           (ii) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

                           (iii) so long as the Holder owns any Registrable Securities, furnish to the Holder upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

                           (i)  Holdback  Agreement.   If  any  registration  of
Registrable Securities shall be in connection with an underwritten public offering, each Holder of Registrable Securities agrees not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any equity securities of the Company, or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering), within seven (7) days before or such period not to exceed ninety (90) days as the underwriting agreement may require (or such lesser period as the managing underwriters may permit) after the effective date of such registration (except as part of such registration), provided that all other stockholders of the Company having registration rights, the Company and each officer and director of the Company shall have agreed to a similar holdback restriction.

                  3.  MISCELLANEOUS

                           (a) Directly or  Indirectly.  Where any  provision in
this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

                           (b) Governing Law. This  Agreement  shall be governed
by and construed in accordance with the laws of the State of New York.

                           (c) Section  Headings.  The  headings of the sections
and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

                           (d)  Notices.

                           (i) All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

                                    (A)   if   to   the   Company,   to   Flamel
                  Technologies S.A., Parc Club du Moulin a Vent, 33, avenue Docteur Georges Levy, 69693 Venisseux Cedex, France,
                  Attention:     Chief     Executive     Officer     (facsimile:
                  (011-33-4-72-78-3446), or at such other address as it may have furnished in writing to the Holders;

                                    (B) if to the  Holders,  at the  address  or
                  facsimile number listed on Schedule I hereto, or at such other address or facsimile number as may have been furnished the Company in writing.

                           (iii) Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

                           (e) Reproduction of Documents. This Agreement and all
documents relating thereto, including, without limitation, any consents, waivers and modifications which may hereafter be executed may be reproduced by the Holders by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Holders may destroy any original document so reproduced. The parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Holders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

                           (f)  Successors  and Assigns.  This  Agreement  shall
inure to the benefit of and be binding upon the successors and assigns of each of the parties.

                           (g) Entire  Agreement;  Amendment  and  Waiver.  This
Agreement constitutes the entire understanding of the parties hereto and supersedes all prior understanding among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Company and each of the Investors holding then outstanding Registrable Securities Holders.

                           (h) Severability. In the event that any part or parts
of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

                           (i)  Counterparts.  This Agreement may be executed in
one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Agreement as of the date first set forth above.


                       FLAMEL TECHNOLOGIES S.A.


                       By:
                           --------------------------------------
                           Gerard Soula
                           Chief Executive Officer

                       INVESTORS:

                       BIOTECHNOLOGY VALUE FUND, L.P.

                       By:   BVF PARTNERS L.P., its General Partner

                             By: BVF, INC., its General Partner

                                        By:
                                                 -------------------------------
                                                 Mark N. Lampert
                                                 President

                       BIOTECHNOLOGY VALUE FUND II, L.P.

                       By:   BVF PARTNERS L.P., its General Partner

                             By: BVF, INC., its General Partner

                                        By:
                                                 -------------------------------
                                                 Mark N. Lampert
                                                 President

                       INVESTMENT 10 L.L.C.

                       By:   BVF PARTNERS, L.P., its Investment Advisor

                             By: BVF, INC., its General Partner

                                        By:
                                                 -------------------------------
                                                 Mark N. Lampert
                                                 President

                       ALTA BIOPHARMA PARTNERS LP

                       By: Alta BioPharma Management LLC

                                        By:
                                             -----------------------------------
                                             Name:
                                             Title:

                       ALTA EMBARCADERO BIOPHARMA, LLC

                                        By:
                                             -----------------------------------
                                             Name:
                                             Title:

                       FLAMEL CHASE PARTNERS (ALTA BIO), LLC

                       By: Alta/Chase BioPharma Management, LLC

                                        By:
                                             -----------------------------------
                                             Name:
                                             Title:

                       CHASE EUROPEAN EQUITY ASSOCIATES, LLC

                       By: Chase Capital Partners, its Manager

                                        By:
                                             -----------------------------------
                                             Name:
                                             Title:

                                   SCHEDULE I

Name and Address
of Investor

BIOTECHNOLOGY VALUE FUND, L.P.
c/o BVF Partners, L.P.
One Sansome Street, 39th Floor
San Francisco, CA 94104

BIOTECHNOLOGY VALUE FUND II, L.P.
c/o BVF Partners, L.P.
One Sansome Street, 39th Floor
San Francisco, CA 94104

INVESTMENT 10 L.L.C.
c/o BVF Partners, L.P.
One Sansome Street, 39th Floor
San Francisco, CA 94104

ALTA BIOPHARMA PARTNERS LP
One Embarcadero Center
Suite 4050
San Francisco, CA 94111

ALTA EMBARCADERO BIOPHARMA, LLC
One Embarcadero Center
Suite 4050
San Francisco, CA 94111

FLAMEL CHASE PARTNERS (ALTA BIO), LLC
One Embarcadero Center
Suite 4050
San Francisco, CA 94111

CHASE EUROPEAN EQUITY ASSOCIATES, LLC
380 Madison Avenue
12th Floor
New York, NY 10017-2951

                                    Exhibit D


                                   NO EXHIBIT

                                   EXHIBIT E

FREE TRANSLATION FROM FRENCH


--------------------------------------------------------------------------------
                              FLAMEL TECHNOLOGIES
   A French Corporation (Societe Anonyme) with Share Capital of FRF10,351,352
                               Registered Office:
                               ------------------
                           Parc Club du Moulin a Vent
                       33, Avenue du Docteur Georges Levy
                            69693 VENISSIEUX (Rhone)

               Lyon Trade and Company Registry No. B 379 001 530

--------------------------------------------------------------------------------


                                  CERTIFICATE


I, Patrick PERRIN, Chief Financial Officer hereby certify that _________________

Is registered in the register of BSA (Registre des BSA) of the Company as the owner of ___________________________ Class A BSA issued by the Extraordinary General Meeting of shareholders of March 23, 2000.

Each of those BSA entitles its owner to subscribe for one Ordinary Share of FLAMEL TECHNOLOGIES at the price of FF 39.10.

All the conditions of the exercise of the BSA are defined in the fourth resolution of the minutes of the Extraordinary General Meeting of shareholders of March 23, 2000.


At:

On:

FREE TRANSLATION FROM FRENCH


I.   FEATURES OF THE STOCK WARRANTS

     1.  Issue price of the BSAs - Payment

         The BSAs are issued today at a price of FRF 0.01 per warrant to be paid up in full in cash at the time of subscription.

     2.  Date of allotment of and subscription for the BSAs

         Subscriptions for the BSAa shall be accepted starting at the end of this Shareholders' Meeting, and the subscription period shall end on March 30, 2000, provided however that the subscription period may be closed in advance.

         BSAs shall be subscribed for by signing the application form provided to the subscriber by the Company, and by payment to the Company of the subscription price of the BSAs.

     3.  Form of BSAs

         The BSAs are being issued in registered form only. Ownership thereof shall be evidenced by registration in the specific BSA register kept by the Company, once the beneficiaries have subscribed for the BSAs in accordance with the provisions of paragraph 2 above.

     4.  Transfer of BSAs

         The assignment, contribution or transmission of the BSAs in any manner whatever shall not be subject to any restrictions whatever, with the exception of any French and/or foreign legal restrictions (including pursuant to applicable U.S. securities regulations).

     5.  Terms governing the exercise of BSAs

         a) The BSAs may be exercised by the beneficiaries for a period of five years from the date of the Shareholders' Meeting.

         b) Each BSA shall entitle the holder thereof to subscribe for one Ordinary share of the Company, provided however that no more than
         1,799,000 Ordinary shares of the Company may be subscribed by exercising the BSAs (subject to any adjustments, notably in the case of fractional shares).

         c) The subscription price for the Ordinary Shares of the Company issued through the exercise of the BSAs, which is to be paid by the beneficiaries, shall be paid in full at the time of subscription.

         d) If a beneficiary decides to exercise some or all of its BSAs, it shall so notify the Company by certified letter, return receipt requested within the time period specified in (a) above, accompanied by a subscription form for new Ordinary Shares and the subscription price for those shares calculated in accordance with the terms of this article.

     6. Dividends earned by the Ordinary Shares of the Company acquired through the exercise of the BSAs

         The Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall earn dividends as of the date on which they were subscribed.

     7. Transfer of Ordinary Shares of the Company subscribed for through the exercise of BSAs

         The assignment, contribution or transmission in any manner whatever of the Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall not be subject to any restrictions whatsoever, with the exeception of any French and/or foreign legal restrictions (including those pursuant to applicable U.S. securities regulations).

FREE TRANSLATION FROM FRENCH


II. MEASURES TO PROTECT THE RIGHTS OF WARRANT HOLDERS IN THE CASE OF FINANCIAL TRANSACTIONS SUBSEQUENT TO THE ALLOTMENT OF WARRANTS

     1.  New financial transactions

         a) In view of the terms and conditions governing the allotment and exercise of the stock warrants set out below, the legal measures referred to in articles 194-5, paragraph 2 and 3 of the Act of July 24, 1966 designed to protect the rights of stock warrant holders shall have no effect as regards such warrants as they have not been subject to a Warrant Exercise Confirmation.

         b) Beginning on the date on which the stock warrants have been subject to a Warrants Exercise Confirmation and for so long as said warrants exist, there shall be no capitalization of reserves, profits, or share premiums nor any cash distribution of reserves or distribution in the form of securities unless the rights of the holder of said warrants are protected as follows:

               o in the event of a capital increase through the capitalization of reserves, profits, or share premiums, the Special Meeting of Shareholders which carries out said increase shall pay into a frozen reserve account such amount as may be required either to increase the par value of those shares which may be subscribed for by the holder of the stock warrants or to allot free shares to the holder of the stock warrants on the same terms and conditions, except with respect to the vesting of the rights associated with the shares, in a quantity equal to what it would have received if it had been a shareholder at the time of the principal allotment.

               o in the event of the distribution of premiums or reserves in the form of cash or securities, the Meeting of Shareholders which makes said distribution shall pay said amount into a frozen reserve account and retain such securities, if any, as are necessary to remit to the warrant holder the amount or the securities - which may have a different dividend date - that he would have received if he had been a shareholder at the time of the distribution and had participated therein.

                   (i)   Distribution   of   equity   securities   or   compound
                         securities held in a portfolio.

                         In the event that the company whose securities were distributed then engages in a transaction involving stock rights or allocation rights set aside for its shareholders, the issuing company may, in the interests of the warrant holder, exercise the right attached to such securities it has retained. In that case it shall offer the securities so obtained to the warrant holder as soon as they are exercised and the warrant holder shall be required to repay it any sums that may be paid to subscribe for them.

                         In the event that the number of securities to which the warrant holder is entitled includes fractional shares, this fraction shall give rise to a cash payment calculated on the basis of the most recent market price of said security prior to the warrant exercise date. The price used shall be that on the regulated French exchange on which said security is listed, if any, and shall be determined in accordance with the provisions of article 1843-4 of the Civil Code in all other cases. The rights associated with the shares obtained as a result of the transactions described above shall pass at that time.

                   (ii)  Distribution of bonds held in a portfolio

                         In the case of the distribution of bonds held in a portfolio, said bonds shall be distributed together with all bonds which have not matured by the subscription date.

                         In the event that the distribution of securities involved bonds and that said bonds were redeemed prior to the stock warrant exercise date, the rights of the holder of the warrants shall be satisfied when said warrants are exercised by a cash payment calculated proportionate to the redemption price of said securities.

FREE TRANSLATION FROM FRENCH


         c) Solely with respect to such stock warrants as have already been subject to a Warrants Exercise Confirmation, the provisions of article 194-6, paragraph 2 of the Act of July 24, 1966 shall apply to any capital increase set aside for the shareholders.

         d) Beginning on the date on which the stock warrants will have been subject to Warrants Exercise Confirmation and for so long as said warrants exist, the Company shall be prohibited from redeeming its capital stock or reducing it by way of redemption, or from modifying the distribution of its profits.

     2.  Dissolution of the Company by merger or demerger - reduction of capital

         a) In the event that the Company is merged into an existing company or participants in a merger involving the creation of a new company, or in the event of a demerger or spin-off involving a capital contribution to newly formed or existing companies, the rights of the warrant holder shall be extended to the stock of the acquiring company or of the new company or companies which it may subscribe for in place of the stock of the Company by exercising said warrants on the terms and conditions set out below.

             The number of shares which it shall be entitled to subscribe for shall be calculated by correcting the number of shares of the Company which is issuing the shares to which the warrant holder was entitled by the exchange ratio of the shares of the latter company to the shares of the acquiring company, or of the new company or companies; those companies shall be substituted for the issuing company for purposes of the above provisions, which are intended to protect the rights, if any, of the stock warrant holder in the case of financial transactions or transactions involving securities, and, as a general matter, to ensure that the rights of the stock warrant holder are respected in accordance with the applicable statutory, regulatory and contractual conditions.

         b) In the event of a reduction of capital due to losses, through the reduction of either the par value of the shares or the number of shares, the rights of the stock warrant holder which opts to exercise said warrants shall be reduced accordingly, as if said warrant holder had been a shareholder since the date on which the stock, warrants were issued.

FREE TRANSLATION FROM FRENCH


--------------------------------------------------------------------------------

                              FLAMEL TECHNOLOGIES
   A French Corporation (Societe Anonyme) with Share Capital of FRF10,351,352
                               Registered Office:
                               ------------------
                           Parc Club du Moulin a Vent
                       33, Avenue du Docteur Georges Levy
                            69693 VENISSIEUX (Rhone)

               Lyon Trade and Company Registry No. B 379 001 530

--------------------------------------------------------------------------------


                                   CERTIFICATE


I,   Patrick   PERRIN,    Chief   Financial    Officer   hereby   certify   that
______________________________________________.

Is  registered  in the register of BSA  (Registre des BSA) of the Company as the
owner  of  ____________________________________   Class  B  BSA  issued  by  the
Extraordinary General Meeting of shareholders of March 23, 2000.

Each of those BSA entitles its owner to subscribe for one Ordinary Share of FLAMEL TECHNOLOGIES at the price of FF 39.10.

All the conditions of the exercise of the BSA are defined in the fifth resolution of the minutes of the Extraordinary General Meeting of shareholders of March 23, 2000.

At:


On:

FREE TRANSLATION FROM FRENCH


I.   FEATURES OF THE STOCK WARRANTS

     1.  Issue price of the BSAs - Payment

         The BSAs are issued today at a price of FRF 0.01 per warrant to be paid up in full in cash at the time of subscription.

     2.  Date of allotment of and subscription for the BSAs

         Subscriptions for the BSAa shall be accepted starting at the end of this Shareholders' Meeting, and the subscription period shall end on March 30, 2000, provided however that the subscription period may be closed in advance.

         BSAs shall be subscribed for by signing the application form provided to the subscriber by the Company, and by payment to the Company of the subscription price of the BSAs.

     3.  Form of BSAs

         The BSAs are being issued in registered form only. Ownership thereof shall be evidenced by registration in the specific BSA register kept by the Company, once the beneficiaries have subscribed for the BSAs in accordance with the provisions of paragraph 2 above.

     4.  Transfer of BSAs

         The assignment, contribution or transmission of the BSAs in any manner whatever shall not be subject to any restrictions whatever, with the exception of any French and/or foreign legal restrictions (including pursuant to applicable U.S. securities regulations).

     5.  Terms governing the exercise of BSAs

         a) The BSAs may be exercised by the beneficiaries for a period of five years from the date of the Shareholders' Meeting.

         b) Each BSA shall entitle the holder thereof to subscribe for one Ordinary Share of the Company, provided however that no more that
         1,927,500 Ordinary shares of the Company may be subscribed by exercising the BSAs (subject to any adjustments, notably in the case of fractional shares).

         c) The subscription price for the Ordinary Shares of the Company issued through the exercise of the BSAs, which is to be paid by the beneficiaries, shall be paid in full at the time of subscription.

         d) The right for the beneficiaries to exercise some or all of their BSAs will be subject to the following:

         o  One  tranche,   representing  the  right  to
         exercise   one-third   of  the  BSA,   will  be
         exercisable only if during the period between February 29, 2000, and the earlier of December
         31, 2000 or the date of exericse, there did not exist 8 or more days on which the closing price of Flamel ADSs, as reported on NASDAQ, was less than $6.00;

         o  One  tranche,   representing  the  right  to
         exercise   one-third   of  the  BSA,   will  be
         exercisable only if during the period between February 29, 2000, and the earlier of December
         31, 2000 or the date of exercise, there did not exist 8 or more days on which the closing price of Flamel ADSs, as reported on NASDAQ, was less than $4.51; and

         o  One  tranche,   representing  the  right  to
         exercise   one-third   of  the  BSA,   will  be
         exercisable only if during the period between February 29, 2000, and the

FREE TRANSLATION FROM FRENCH


         earlier of December 31, 2000 or the date of exercise, there did not exist 8 or more days on which the closing price of Flamel ADSs, as reported on NASDAQ, was less than $3.00.

         e) If a beneficiary decides to exercise some or all of its BSAs, it shall so notify the Company by certified letter, return receipt requested within the time period specified in (a) above, accompanies by a subcription form for new Ordinary Shares and the subscription price for those shares calculated in accordance with the terms of this article.

     6. Dividends earned by the Ordinary Shares of the Company acquired through the exercise of the BSAs

         The Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall earn dividends as of the date on which they were subscribed.

     7. Transfer of Ordinary Shares of the Company subscribed for through the exercise of BSAs

         The assignment, contribution or transmission in any manner whatever of the Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall not be subject to any restrictions whatsoever, with the exeception of any French and/or foreign legal restrictions (including those pursuant to applicable U.S. securities regulations).

II. MEASURES TO PROTECT THE RIGHTS OF WARRANT HOLDERS IN THE CASE OF FINANCIAL TRANSACTIONS SUBSEQUENT TO THE ALLOTMENT OF WARRANTS

     1.  New financial transactions

         a) In view of the terms and conditions governing the allotment and exercise of the stock warrants set out below, the legal measures referred to in articles 194-5, paragraph 2 and 3 of the Act of July 24, 1966 designed to protect the rights of stock warrant holders shall have no effect as regards such warrants as they have not been subject to a Warrant Exercise Confirmation.

         b) Beginning on the date on which the stock warrants have been subject to a Warrants Exercise Confirmation and for so long as said warrants exist, there shall be no capitalization of reserves, profits, or share premiums nor any cash distribution of reserves or distribution in the form of securities unless the rights of the holder of said warrants are protected as follows:

                o in the event of a capital increase through the capitalization of reserves, profits, or share premiums, the Special Meeting of Shareholders which carries out said increase shall pay into a frozen reserve account such amount as may be required either to increase the par value of those shares which may be subscribed for by the holder of the stock warrants or to allot free shares to the holder of the stock warrants on the same terms and conditions, except with respect to the vesting of the rights associated with the shares, in a quantity equal to what it would have received if it had been a shareholder at the time of the principal allotment.

                o in the event of the distribution of premiums or reserves in the form of cash or securities, the Meeting of Shareholders which makes said distribution shall pay said amount into a frozen reserve account and retain such securities, if any, as are necessary to remit to the warrant holder the amount or the securities - which may have a different dividend date - that he would have received if he had been a shareholder at the time of the distribution and had participated therein.

                   (i)   Distribution   of   equity   securities   or   compound
                         securities held in a portfolio.

                         In the event that the company whose securities were distributed then engages in a transaction involving stock rights or allocation rights set aside for its shareholders, the

FREE TRANSLATION FROM FRENCH


                         issuing company may, in the interests of the warrant holder, exercise the right attached to such securities it has retained. In the case it shall offer the securities so obtained to the warrant holder as soon as they are exercised and the warrant holder shall be required to repay it any sums that may be paid to subscribe for them.

                         In the event that the number of securities to which the warrant holder is entitled includes fractional shares, this fraction shall give rise to a cash payment calculated on the basis of the more recent market price of said security prior to the warrant exercise date. The price used shall be that on the regulated French exchange on which said security is listed, if any, and shall be determined in accordance with the provisions of article 1843-4 of the Civil Code in all other cases. The rights associated with the shares obtained as a result of the transactions described above shall pass at that time.

                   (ii)  Distribution of bonds held in a portfolio

                         In the case of the distribution of bonds held in a portfolio, said bonds shall be distributed together with all bonds which have not matured by the subscription date.

                         In the event that the distribution of securities involved bonds and that said bonds were redeemed prior to the stock warrant exercise date, the rights of the holder of the warrants shall be satisfied when said exercised by a cash payment calculated proportionate to the redemption price of said securities.

         c) Solely with respect to such stock warrants as have already been subject to a Warrants Exercise Confirmation, the provisions of article 194-6, paragraph 2 of the Act of July 24, 1966 shall apply to any capital increase set aside for the shareholders.

         d) Beginning on the date on which the stock warrants will have been subject to Warrants Exercise Confirmation and for so long as said warrants exist, the Company shall be prohibited from redeeming its capital stock or reducing it by way of redemption, or from modifying the distribution of its profits.

     2.  Dissolution of the Company by merger or demerger - reduction of capital

         a) In the event that the Company is merged into an existing company or participants in a merger involving the creation of a new company, or in the event of a demerger or spin-off involving a capital contribution to newly formed or existing companies, the rights of the warrant holder shall be extended to the stock of the acquiring company or of the new company or companies which it may subscribe for in place of the stock of the Company by exercising said warrants on the terms and conditions set out below.

             The number of shares which it shall be entitled to subscribe for shall be calculated by correcting the number of shares of the Company which is issuing the shares to which the warrant holder was entitled by the exchange ratio of the shares of the latter company to the shares of the acquiring company, or of the new company or companies; those companies shall be substituted for the issuing company for purposes of the above provisions, which are intended to protect the rights, if any, of the stock warrant holder in the case of financial transactions or transactions involving securities, and, as a general matter, to ensure that the rights of the stock warrant holder are respected in accordance with the applicable statutory, regulatory and contractual conditions.

         b) In the event of a reduction of capital due to losses, through the reduction of either the par value of the shares or the number of shares, the rights of the stock warrant holder which opts to exercise said warrants shall be reduced accordingly, as if said warrant holder had been a shareholder since the date on which the stock warrants were issued.

FREE TRANSLATION FROM FRENCH


--------------------------------------------------------------------------------

                              FLAMEL TECHNOLOGIES
   A French Corporation (Societe Anonyme) with Share Capital of FRF10,351,352
                               Registered Office:
                               ------------------
                           Parc Club du Moulin a Vent
                       33, Avenue du Docteur Georges Levy
                            69693 VENISSIEUX (Rhone)

               Lyon Trade and Company Registry No. B 379 001 530

--------------------------------------------------------------------------------


                                   CERTIFICATE


I,   Patrick   PERRIN,    Chief   Financial    Officer   hereby   certify   that
______________________________________________.

Is  registered  in the register of BSA  (Registre des BSA) of the Company as the
owner  of  ____________________________________   Class  C  BSA  issued  by  the
Extraordinary General Meeting of shareholders of March 23, 2000.

Each of those BSA entitles its owner to subscribe for one Ordinary Share of FLAMEL TECHNOLOGIES at the price of FF 0.80.

All the conditions of the exercise of the BSA are defined in the sixth resolution of the minutes of the Extraordinary General Meeting of shareholders of March 23, 2000.

At:


On:

FREE TRANSLATION FROM FRENCH


     FEATURES OF THE STOCK WARRANTS

     1.  Issue price of the BSAs - Payment

         The BSAs are issued today at a price of FRF 0.01 per warrant, to be paid up in full in cash at the time of subscription.

     2.  Date of allotment of and subscription for the BSAs

         Subscriptions for the BSAs shall be accepted starting at the end of this Shareholders' Meeting, and the subscription period shall end on March 30, 2000, provided however that the subscription period may be closed in advance.

         BSAs shall be subscribed for by signing the application form provided to the subscriber by the Company, and by payment to the Company of the subscription price of the BSAs.

     3.  Form of BSAs

         The BSAs are being issued in registered form only. Ownership thereof shall be evidenced by registration in the specific BSA register kept by the Company, once the beneficiaries have subscribed for the BSAs in accordance with the provisions of paragraph 2 above.

     4.  Transfer of BSAs

         The assignment, contribution or transmission of the BSAs in any manner whatever shall not be subject to any restriction whatever, with that exception of any French and/or foreign legal restrictions (including pursuant to applicable U.S. securities regulations).

     5.  Terms governing the exercise of BSAs

         a) The BSAs may be exercised by the beneficiaries for a period of five years from the date of the Shareholders' Meeting.

         b) Each BSA shall entitle the holder thereof to subscribe for one Ordinary Share of the Company, provided however that no more than
         1,927,500 Ordinary shares of the Company may be subscribed by exercising the BSAs (subject to any adjustments, notably in the case of fractional shares).

         c) The subscription price for the Ordinary Shares of the Company issued through the exercise of the BSAs, which is to be paid by the beneficiaries, shall be paid in full at the time of subscription.

         d) The right for the beneficiaries to exercise some or all of their BSAs will be the following:

         o If at any time during the period between February 29, 2000 and December 31, 2000, there are 8 dates on which the closing price of Flamel ADSs, as reported on NASDAQ, is less than $6.00, then the right to exercise one-third of the BSA shall become effective as of beginning of the day immediately following such 8 day.

         o If at any time during the period between February 29, 2000 and December 31, 2000, there are 8 dates on which the closing price of Flamel ADSs, as reported on NASDAQ, is less than $4.51, then the right to exercise an additional one-third of the BSA shall become effective as of beginning of the day immediately following such 8 day.

         o If at any time during the period between February 29, 2000 and December 31, 2000, there are 8 dates on which the closing price of Flamel ADSs, as

FREE TRANSLATION FROM FRENCH


         reported on NASDAQ,  is less than $3.00, then the right to exercise the
         entire  BSA  shall  become   effective  as  of  beginning  of  the  day
         immediately following such 8 day.

         e) If a beneficiary decides to exercise some or all of its BSAs, it shall so notify the Company by certified letter, return receipt requested within the time period specified in (a) above, accompanied by a subscription form for new Ordinary Shares and the subscription price for those shares calculated in accordance with the terms of this article.

    6. Dividends earned by the Ordinary Shares of the Company acquired through the exercise of the BSAs.

         The Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall earn dividends as of the date on which they were subscribed.

    7. Transfer of Ordinary Shares of the Company subscribed for through the exercise of BSAs

         The assignment, contribution or transmission in any manner whatever of the Ordinary Shares of the Company subscribed for through the exercise of the BSAs shall not be subject to any restrictions whatsoever, with the exception of any French and/or foreign legal restrictions (including those pursuant to applicable U.S. securities regulations).

II. MEASURES TO PROTECT THE RIGHTS OF WARRANT HOLDERS IN THE CASE OF FINANCIAL TRANSACTIONS SUBSEQUENT TO THE ALLOTMENT OF WARRANTS

    1.   New financial transactions

         a) In view of the terms and conditions governing the allotment and exercise of the stock warrants set out below, the legal measures referred to in articles 194.5, paragraphs 2 and 3 of the Act of July 24, 1966 designed to protect the rights of stock warrant holders shall have no effect as regards such warrants as they have not been subject to a Warrants Exercise Confirmation.

         b) Beginning on the date on which the stock warrants have been subject to a Warrants Exercise Confirmation and for so long as said warrants exist, there shall be no capitalization of reserves, profits, or share premiums nor any cash distribution of reserves or distribution in the form of securities unless the rights of the holder of said warrants are protected as follows:

                o in the event of a capital increase through the capitalization of reserves, profits, or share premiums, the Special Meeting of Shareholders which carries out said increase shall pay into a frozen reserve account such amount as may be required either to increase the par value of those shares which may be subscribed for by the holder of the stock warrants or to allot free shares to the holder of the stock warrants on the same terms and conditions, except with respect to the vesting of the rights associated with the shares, in a quantity equal to what it would have received if it had been a shareholder at the time of the principal allotment.

                o in the event of the distribution of premiums or reserves in the form of cash or securities, the Meeting of Shareholders which makes said distribution shall pay said amount into a frozen reserve account and retain such securities, if any, as are necessary to remit to the warrant holder the amount or the securities--which may have a different dividend
                   date--that   he  would  have   received  if  he  had  been  a
                   shareholder at the time of the distribution and had participated therein.

                   (i)   Distribution   of   equity   securities   or   compound
                         securities held in a portfolio.

                         In the event that the company whose securities were distributed then engages in a transaction involving stock rights or allocation rights set aside for its stockholders, the issuing company man, in the interests of the warrant holder, exercise the right attached

FREE TRANSLATION FROM FRENCH


                         to such securities it has retained. In that case it shall offer the securities so obtained to the warrant holder as soon as they are exercised and the warrant holder shall be required to repay it any sums that may be paid to subscribe for them. In the event that the number of securities to which the warrant holder is entitled includes fractional shares, this fraction shall give rise to a cash payment calculated on the basis of the most recent market price of said security prior to the warrant exercise date. The price used shall be that on the regulated French exchange on which said security is listed, if any, and shall be determined in accordance with the provisions of article 1843-4 of the Civil Code in all other cases. The rights accosicated with the shares obtained as a result of the transactions described above shall pass at that time.

                   (ii)  Distribution of bonds held in a portfolio.

                         In the case of the distribution of bonds held in a portfolio, said bonds shall be distributed together with all bonds which have not matured by the subscription date.

                         In the event that the distribution of securities involved bonds and that said bonds were redeemed prior to the stock warrant exercise date, the rights of the holder of the warrants shall be satisfied when said warrants are exercised by a cash payment calculated proportionate to the redemption price of said securities.

         c) Solely with respect to such stock warrants as have already been subject to a Warrants Exercise Confirmation, the provisions of article 194-6, paragraph 2 of the Act of July 24, 1966 shall apply to any capital increase set aside for the stockholders.

         d) Beginning on the date on which the stock warrants will have been subject to Warrants Exercise Confirmation and for so long as said warrants exist, the Company shall be prohibited from redeeming its capital stock or reducing it by way of redemption, or from modifying the distribution of its profits.

    2.   Dissolution of the Company by merger or demerger--reduction of capital

         a) In the event that the Company is merged into an existing company or participates in a merger involving the creation of a new company, or in the event of a demerger or spin-off involving a capital contribution to newly formed or existing companies, the rights of the warrant holder shall be extended to the stock of the acquiring company or of the new company or companies which it may subscribe for in place of the stock of the Company by exercising said warrants on the terms and conditions set out below.

             The number of shares which it shall be entitled to subscribe for shall be calculated by correcting the number of shares of the Company which is issuing the shares to which the warrant holder was entitled by the exchange ratio of the shares of the latter company to the shares of the acquiring company, or of the new company or companies; those companies shall be substituted for the issuing company for purposes of the above provisions, which are intended to protect the rights, if any, of the stock warrant holder in the case of financial transactions or transactions involving securities, and, as a general matter, to ensure that the rights of the stock warrant holder are respected in accordance with the applicable statutory, regulatory and contractual conditions.

         b) In the event of a reduction of capital due to losses, through the reduction of either the par value of the shares or the number of shares, the rights of the stock warrant holder which opts to exercise said warrants shall be reduced accordingly, as if said warrant holder had been a sharehodler since the date on which the stock warrants were issued.

                                    EXHIBIT F

          Flamel Technologies Announces $12.8 Million Private Placement




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Lyon, France,  March 1, 2000 -- Flamel  Technologies  (Nasdaq:  FLMLY) announced today that it has entered into an agreement for a private placement of $12.8 million of its securities. Investors participating in this financing include the venture capital funds and affiliates of Biotechnology Value Fund, Alta BioPharma Partners and Chase Capital Partners. Upon the close of this financing, which is anticipated at the end of March, the company will have cash and cash equivalents of about $16 million.

Pursuant to the agreement Flamel will sell units at the French Franc equivalent to $4.00 per unit consisting of one ordinary share, 0.56 of a Class A Warrant and 0.60 of a combination of Class B or C Warrants. The Warrants have a five-year term. In total, 3,212,500 additional ordinary shares will initially be issued, together with Warrants covering an aggregate of 3,726,500 ordinary shares. Following the completion of this transaction, the company will have a total of 16,151,715 shares outstanding, excluding the exercise of Warrants.

Flamel expects to use the proceeds from the private placement to fund research and development activities including clinical trials, and for general and administrative expenses, capital expenditures and working capital.

The Class A Warrants will be exercisable at the French franc equivalent of $6.00 per share. The Class B Warrants will be exercisable at the French franc equivalent of $6.00 per share and the Class C Warrants will be exercisable at the French franc equivalent of $0.12 per share. The Class B and Class C Warrants are structured into three tranches, such that the investors will effectively have the right to purchase some combination of the Class B and Class C Warrants depending on the trading price for the company's ADSs on Nasdaq for the balance of the year 2000. If the closing price of its ADSs on Nasdaq falls below $6.00 for more than eight trading days, then the proportion of Class C Warrants which are exercisable will increase and the proportion of the Class B Warrants which are exercisable will correspondingly decrease. The relative percentage of each (33%, 66% or 100%) that will be exercisable will be determined at specified benchmark prices below $6.00. If the ADSs do not trade below $6.00 for more than eight days prior to the end of the year, then all of the Class B Warrants will be exercisable, and none of the Class C Warrants will be exercisable. Conversely, if the ADSs trade below $3.00 for more than 8 days, all of the Class C Warrants will be exercisable and none of the Class B Warrants will be exercisable.

Under French law, the transaction is subject to shareholder approval. A shareholder's meeting has been scheduled for March 23, and all materials conforming to French law requirements will be distributed to holders of Flamel ADSs in the next several days.

"We are pleased that this transaction will solidify our cash position and provide Flamel with the financial resources which we believe will permit us to continue our research and development program through the next two years.

We also believe that the additional capital will permit us to accelerate some of our other programs, such as the development of our long-acting protein," said Dr. Gerard Soula, President and CEO of Flamel.

Flamel Technologies S.A. is principally engaged in the development of advanced polymer technologies for unique medicinal applications. To meet important medical needs and develop commercially valuable products, the company is building on its primary technology platforms: the Medusa(R) system for the controlled peritoneal delivery of proteins and peptides, and the Micropump(R) system for the controlled delivery of certain oral drugs.



Agsome(TM), Basulin(TM) and ColCys(TM) are trademarks, and Micropump(R) and Medusa(R) are registered trademarks of Flamel Technologies.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 1998.


Copyright(C) 1999 Flamel Technologies, S.A. All rights reserved.  (Updated March
2000).